FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Disclosure:	“Syngenta demonstrates strength of portfolio in Brazil”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 2323 Fax:+41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland+41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland+41 61 323 5059 USA+1 202 737 6521 Lars Oestergaard Switzerland+41 61 323 6793 USA+1 202 737 6520

Basel, Switzerland December 4, 2013

Syngenta demonstrates strength of portfolio in Brazil

Syngenta is today hosting a strategic crop update in Brazil for analysts and investors with a focus on Soybean, Specialty crops and Sugar cane. The combined sales potential of these three crops globally is around $10 billion in 2020.

Soybean is the most efficient source of protein and is widely used as animal feed as well as for human consumption, biodiesel and industrial uses. Demand is growing strongly due to population growth and dietary change in emerging markets. Syngenta has a complete portfolio for soybean in all markets and is introducing new integrated solutions to help growers increase yield, productivity and return on investment.

Specialty crops are highly diverse with the largest opportunities coming from potato, cotton, fruits and plantations. Syngenta has built strong relationships with growers and the value chain globally and is leveraging its blockbuster chemistry while developing new business models such as NUCOFFEE®.

Sugar cane produced in Brazil will play a key role in meeting growth in demand, driven by ethanol and food uses. Syngenta is ideally positioned to help Brazilian growers increase productivity through its strong crop protection portfolio, innovative PLENE® platform and close collaboration with customers.

Introducing the event Mike Mack, CEO, said: “These crops are of major importance to Brazilian agriculture and are a key part of our business. They will play an important role in achieving our $25 billion sales target in 2020. This week’s event will enable participants to see first-hand both the breadth of our technology and the scale of agriculture in Brazil. The offers we are showcasing also bear witness to our longstanding focus on sustainability and demonstrate that we are already actively working to implement the commitments contained in our Good Growth Plan.”

Slides from the plenary presentations are available at:
Soybean update 2013
Specialty crops update 2013
Sugar cane update 2013
Brazil update 2013

Syngenta is one of the world's leading companies with more than 27,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	December 4, 2013	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration